Exhibit 21.1
SUBSIDIARIES
     The following is the list of subsidiaries expected to be owned directly or indirectly by Quanex Building Products Corporation immediately following the spin-off and the Quanex/Gerdau merger. All subsidiaries will be wholly-owned by the applicable entity unless otherwise noted.

Subsidiary	Jurisdiction
TruSeal Technologies, Inc.	Delaware
TruSeal Technologies, Ltd.	New Brunswick
Nichols Aluminum, Inc.	Delaware
Nichols Aluminum-Alabama Inc.	Delaware
Quanex Homeshield, Inc.	Delaware
Imperial Products, Inc.	Delaware
Colonial Craft, Inc.	Delaware
Besten Equipment, Inc.	Delaware
Mikron Industries, Inc.	Washington
Mikron Washington LLC	Washington
VL Investors I LLC	Delaware
Vinyl Link LLC (49% owned by VL Investors I LLC)	Delaware
Quanex Foundation	Texas